Filed by FBR Asset Investment Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934

                               Subject Company: FBR Asset Investment Corporation
                                                   Commission File No: 001-15049

                               FOURTH QUARTER 2002
       FRIEDMAN, BILLINGS, RAMSEY GROUP, INC. /FBR ASSET INVESTMENT CORP.
                      JOINT EARNINGS CONFERENCE CALL SCRIPT
                           WEDNESDAY, JANUARY 29, 2002

[SPEAKER:  KURT HARRINGTON]

         Good Morning. This is Kurt Harrington, Chief Financial Officer of Friedman, Billings, Ramsey Group, Inc. and FBR Asset Investment Corp.

         Before we begin this joint earnings call, I would like to remind everyone that statements concerning future performance, developments, events, market forecasts, revenues, expenses, earnings, run rates and any other guidance on present or future periods constitute forward-looking statements. These forward-looking statements are subject to a number of factors, risks and uncertainties that might cause actual results to differ materially from stated expectations or current circumstances. These factors include, but are not limited to, the effect of demand for public offerings, activity in the secondary securities markets, changes in interest rates, prepayment speeds within the mortgage-backed securities market, the ability to enter into repurchase agreements to finance MBS investments, the high degree of risk associated with venture capital and other equity investments, available technologies,

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competition for business and personnel, and general economic, political, and market conditions. Additional information concerning factors that could cause results to differ materially is contained in FBR Group's and FBR Asset Investment Corp.'s Annual Reports on Form 10-K and quarterly reports on Form 10-Q.

         I would now like to turn over the call to Emanuel Friedman, FBR Group's Chairman and Co-Chief Executive Officer and Eric Billings, Vice Chairman and Co-CEO of FBR Group and Chairman and CEO of FBR Asset Investment Corp. Also joining us this morning are Rick Hendrix, President and COO of FBR Asset Investment Corp and Bob Smith, Chief Operating Officer of FBR Group.


[NEW SPEAKER: MANNY FRIEDMAN]

         Today FBR Group announced record annual revenue and earnings.   This
growth reaffirms, in what can only be described as unsettled times, the ongoing success of our platform build-out, and the effectiveness of our execution.

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         For the full year 2002, FBR reported net income of $52.4 million or
$1.14 (basic), $1.08 (diluted) per share before extraordinary gain, on revenues of $268.2 million, compared to a net loss of $(13.9) million or $(0.29) (basic and diluted) per share before extraordinary gain on revenues of $160.8 million the previous year. Remember that our 2001 results included technology sector write-downs of $18.1 million and restructuring charges of $5.2 million; adjusting for the effect of these items, our 2001 operating results would have been $9.4 million or $0.20 per basic share.

         FBR achieved both record revenue and net income in 2002. We saw revenue growth across each of our profit centers: investment banking, institutional brokerage and asset management. For the year, aggregate growth across the company was 67% compared to 2001, including growth of 73% in investment banking, 18% in institutional brokerage and 264% in asset management.

         We are also pleased with our fourth quarter. Although not as strong as the third quarter, our results continued to demonstrate our ability to generate a high cash return on unleveraged equity capital even in difficult markets -
16.8 % annualized ROE for the fourth quarter. Friedman, Billings, Ramsey Group reported net income after taxes of $10.1 million, or $0.22 (basic), $0.21

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(diluted) per share, for the quarter, compared with net income before extraordinary gain of $9.6 million, or $0.21 (basic and diluted) per share in
the fourth quarter of 2001.   The company fully utilized its operating loss
carry forwards and began recording income tax expense during the second half of 2002; pre-tax net income for the fourth quarter of 2002 was $10.8 million, up 38% compared to $7.8 million before extraordinary gain for the fourth quarter of 2001.

         The results that we announced today do not include any impact from the
deployment of capital into a MBS strategy (similar to FBR Asset's).   We began
in late in the fourth quarter our planned redeployment of $70 million of excess capital, including $10 million of our existing long term investments. This week we closed on the first tranche with the purchase of $350 million of MBS, utilizing $35 million of re-deployed equity capital invested at spreads that create a return of 20% on equity capital.

         At December 31st, our book value per share was $5.28 - a 30% increase from $4.06 at the start of the year.

         FBR Group's annualized ROE for the year was 24.8% and for the fourth quarter was 16.8%.

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


          Now let me talk for a moment about the performance of each of FBR Group's profit centers. In investment banking, during the fourth quarter, FBR raised approximately $570 million in capital for our investment banking clients. We completed 10 capital raises, lead managing 4 public underwritings and 2 private placements, and co-managing 4 public underwritings. In addition, we completed 3 M&A transactions and 4 other advisory assignments. These transactions included a more than $121 million lead-managed follow-on offering for RLI, a specialty insurance company, just a year after we expanded our insurance investment banking effort.

         FBR continued to be ranked #1 among major underwriters for aftermarket performance for the 1 and 5 year periods ended December 31, 2002*. For 2002, FBR ranked 12th (by dollar volume raised) as a lead manager of public equities across all industries and all market capitalizations (20 deals, $1.9 billion raised), according to CommScan Equidesk.


         35% of our transactions during the year were in sectors other than financials and real estate, and we continue to grow in those other sectors - for

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example, many of you may have noticed that we have recently filed a $140 million
IPO in the security industry.

         Looking forward, despite difficult market conditions, we remain optimistic about our prospects in investment banking. Our backlog remains strong with IPO transactions totaling $250 million already filed. We are reaffirming our revenue target of $150 million in our investment banking business for 2003.

         In institutional brokerage, FBR continued to expand its research, institutional sales and trading capabilities, adding 7 analysts, and 5 brokers and 2 traders during the quarter taking the totals in these groups up to 66 and 84 respectively.

         In its asset management business, at December 31, 2002, FBR had more than $2.7 billion in gross assets under management, excluding FBR Asset (which is FBR Group's largest managed vehicle). Our mutual fund assets under management grew 18% during the year, and our revenues for the year included $61.1 million from asset management fees, balance sheet earnings, interest and dividends.

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

         In conclusion, we are very pleased with our results for 2002 - not only quantitively with the strongest year-over-year revenue growth since we went public, but also qualitatively, with the continued diversification of our revenue stream across our three profit centers and six industry sectors.

         Now I would like to hand the call over to Eric Billings.

[NEW SPEAKER:  ERIC BILLINGS]

         Thanks Manny.

         FBR Group's results for 2002 confirm the growth that has characterized our company since we founded it in 1989. Since we created our company, through the end of 2002, our business has grown at a compound annual growth rate of approximately 30%; since 1999 the growth rate has been even higher.

         We are particularly well positioned for continued growth at this time, and are actively hiring across the platform, as well as considering further geographic expansion. In addition to our internal structure, the competitive environment in the securities industry is aiding our growth.

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


         Internally, we continue to grow our intellectual capital and revenue-generating potential through selective hiring and strategic expansion. Key people are of course key to driving revenues in our business. During 2002, we hired senior producers throughout our capital markets business - institutional sales, sales trading, research and investment banking. At year end FBR Group's total full-time headcount was 481; over the next 12 to 18 months we expect to grow that closer to 500. Presently, we are actively recruiting managing directors in investment banking - in five of our six industry sectors. Our ability to attract qualified candidates is better now than ever in our history, as our recent hires show.

         The competitive environment is also very favorable from a business-generation perspective. Throughout our 13 year existence, we have competed not only with Wall Street, but also with some of the great names outside Wall Street
- Robbie Stevens, Montgomery, Alex Brown, H&Q - many of which are either gone completely (like Robbie) or have been acquired. As a result, for middle-market issuers in the United States seeking to raise equity capital in size, we are now one of the few remaining investment banks outside of Wall Street that can execute - hence our #8 rank for 2002 among all lead managers of equity underwritings for issuers with market caps less than $1 billion.

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         The competitive environment is also in our favor in our institutional brokerage business as we seek to provide more depth of service and more value added to our institutional brokerage customers. As fewer firms outside of Wall Street are able to support the significant cost of a meaningful institutional research effort, we have invested in generating a truly independent research view. We look forward to significant growth in this business - a goal which seems eminently achievable given our current market share of less than 1%.

         Now let me address the broader economic environment, and why we believe that the challenging economy may actually be a backdrop to enhanced opportunity for our company. One of our great strengths over 10 years of investment banking has been to recapitalize companies. This goes back to the foundation of our investment banking business in 1993, when we recapitalized several of the banks and thrifts in the United States - names like Glendale Federal (later acquired by Golden State) and Crossland. In the late 90's and into 2000 we did the same for energy companies, and have recently seen opportunity to do the same across all of our industry sectors. Today, corporate America is overleveraged - a fact that creates opportunity for us. We can help companies to deleverage and bring their debt to equity ratio back

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into balance, by raising equity capital for companies with good business franchises but bad balance sheets.

         Against this background, let me provide some guidance on our current revenue projections for 2003. We currently project total revenues for FBR Group (on a stand alone basis) of about $331 million, including $150 million in investment banking, $78 million in institutional brokerage (excluding interest and dividends), and more than $25 million in asset management fees excluding
FBR Asset.   For 2003, we are increasing our estimate of the break even revenue level in the capital markets businesses - investment banking and institutional brokerage -to $115 million, up from $110 million in 2002 with contribution margin beyond that break-even point of approximately 40% in those businesses. Investment banking revenue can be volatile, so this revenue outlook for the full year is not necessarily indicative of what we might see in any particular quarter.

                                       ***
         Turning now to FBR Asset's results, this morning FBR Asset reported record fourth quarter net income of $32.9 million or $1.30 per fully diluted share. This compares to net income of $13.3 million or $1.62 per fully diluted share in the fourth quarter of 2001. For the full year FBR Asset's earnings totaled $117 million or $5.72 per fully diluted share, which represented a 37%

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increase in EPS over 2001 when net income totaled $23.1 million or $4.17 per fully diluted share.

         The fourth quarter was characterized by continued rapid prepayments in FBR Asset's mortgage-backed securities portfolio, with the average monthly CPR or constant prepayment rate reaching 36%. Despite this activity, the mortgage portfolio continued to be the most significant contributor to FBR Asset's net income, representing 95.4% of net revenue - which we define as net interest, dividends, fees and net gains. During the quarter, our net interest spread was 2.47%, and we finished the quarter with leverage in the MBS portfolio, as measured by liabilities to capital invested, of approximately seven to one. The net interest spread declined from 2.73% in the third quarter of 2002, primarily as a result of lower asset yields driven by the exceptionally high prepayment speeds and lower reinvestment rates.

         FBR Asset generated gains in the quarter of $8.8 million. These gains were 100% from the MBS portfolio and were generated as we selectively realized value in securities that were exhibiting very high prepayment speeds yet continued to trade at significant premiums to our cost basis. Additionally, through these sales, we have eliminated all fixed rate mortgage securities from FBR Asset's portfolio and lowered our effective duration to below 1.18.

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         FBR Asset continues to have a significant portion of its overall funding hedged against increases in short term interest rates and, as a result, we did not benefit fully from the most recent cut in the discount rate in the fourth quarter. Additionally, we have continued to maintain a conservative stance with regard to FBR Asset's portfolio composition and leverage. As we have discussed with you in prior calls, our strategy is to avoid credit risk in the MBS portfolio and limit our interest rate risk. Consistent with these goals, we finished the year with 100% of our MBS assets invested in agency-backed adjustable-rate mortgage securities, guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae. Our leverage at year-end was well below our long-term target of 8
- 8.5, and our average leverage during the quarter was approximately 7.7 to one. As a result we continue to have the potential to add net interest income through meeting our target leverage in future quarters, which we intend to do as prepayment activity eventually abates. Lower leverage during the quarter, combined with one-time expenses of $2.3 million from the proposed merger with FBR Group, resulted in lower than normalized earnings of approximately $5.5 million or approximately $.22 per share.

         During the last three months of 2002 we made one new merchant banking investment of $7.5 million and we took no gains from our equity

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portfolio.  We have received many questions recently regarding our AmeriCredit investment. I would like to be clear that we have been and continue to be focused on long-term value in our merchant banking business. The AmeriCredit investment, in which we have a basis of $7.05 per share, was made significantly below what we believe to be the company's intrinsic value, and we continue to have complete confidence in the business model and management's ability to run what is one of the best capitalized finance companies in the US.

         As many of you are aware, the returns in our merchant banking portfolio since we formed the company have exceeded 30% annualized.

         FBR Asset's book value at the end of the year, which through January 29th is virtually unchanged today, stood at $28.76 per share, that represents an increase of 20% from book value of $23.98 at December 31, 2001. This increase, when combined with our dividends paid of $5.30 per share during the year, provided a total return of over 42% on beginning book equity for 2002. In summary, we are very pleased with FBR Asset's performance during 2002 in what was a unique and challenging environment for the MBS strategy for much of the year.

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         In December, after the announcement of our agreement to merge with FBR
Group, Legg Mason Value Trust and affiliated accounts purchased 1.1 million new shares from FBR Asset. These shares were sold directly to the investors at $33.65 per share and as with all of our recent share issuances the transaction was accretive to book value and earnings. Net proceeds to the company were approximately $37.3 million.

                                      ***
         Now let me talk for a moment about the 2003 outlook for FBR Asset. Of $750 million of equity at December 31, 2002, we had about $650 million invested in the mortgage (MBS) strategy and about $100 million in the merchant banking portfolio. We expect the MBS strategy to continue to generate an ROE in 2003 in excess of 20%. We expect that the merchant banking portfolio will provide returns higher than 20% over time - which is consistent with our discipline of using in the MBS strategy to create our internal hurdle for the returns we expect from the merchant banking portfolio. However, as is always the case given the lack of predictability of timing in the realization of these gains, we are currently including in our earnings forecast for 2003 just the dividend returns on that portfolio.

         Since we created FBR Asset in 1997 with a book value of $18.60 per share, we have managed the company through the Asian debt crisis and the

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resulting break in the domestic credit and equity markets of 1998, the inverted yield curve of 1999 into 2000, and the rapidly declining interest rates of 2001 and 2002 with the resulting prepayment speeds of recent quarters. During this period, when the market price of our shares fell below intrinsic value, we bought back stock as the best use of capital for the benefit of the shareholders. I am thus particularly proud to note that from inception through the end of last year, we have increased the book value of the company from $18.60 to almost $29 per share, and paid cash dividends totaling $14.36.

         Lastly, we look forward to the completion of the pending merger of FBR Asset and FBR Group in the first quarter, and believe that the merger will create significant value for the shareholders of both companies.

         With that, I would like to open the call for questions regarding either FBR Group or FBR Asset Investment Corp.

[AT END OF Q&A]

         If there are no further questions, that concludes our conference call for today. Thanks everyone for joining us. We appreciate it.

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         * For lead managers of more than 10 equity transactions for the 1 year period and 25 transactions for the 5 year period across all industries and all capitalizations, according to CommScan Equidesk.

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                                      # # #

Proxy Information

In connection with the proposed transactions, Friedman, Billings, Ramsey Group, Inc., FBR Asset Investment Corporation and Forest Merger Corporation have filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. In addition, FBR Group, FBR Asset and Forest Merger Corporation will prepare and file a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to carefully read the definitive joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents containing information about FBR Group and FBR Asset, without charge, at the SEC's web site at http://www.sec.gov. Free copies of both companies' filings may be obtained by directing a request to 1001 Nineteenth Street North, Arlington, Virginia 22209, Attention: Investor Relations.


Participants in Solicitation

FBR Group, FBR Asset and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning FBR Group's participants in the solicitation is set forth in FBR Group's proxy statement for its annual meeting of stockholders, filed with the SEC on May 30, 2002. Information concerning FBR Asset's participants in the solicitation is set forth in FBR Asset's proxy statement for its annual meeting of stockholders, filed with the SEC on April 23, 2002. Additional information is set forth in the preliminary joint proxy statement/prospectus and will be set forth in the definitive preliminary joint proxy statement/prospectus when it is filed with the SEC.